UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2011

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Audit Committee Appointment

     On October 29, 2011, the board of directors of the Company (the “Board”)
appointed Dr. Raymond Ch’ien, currently a member of the Board, to the Audit
Committee of the Board filling the vacancy created by the recent resignation of
Dr. Lee Lam.  With Dr. Ch’ien’s appointment, the Audit Committee of the Board is now comprised of three independent directors, as required by applicable U.S.
securities laws and NASDAQ listing requirements.

Creation of Management Committee

     On October 29, 2011, the Board created a management committee comprised of officers and senior employees of the Company to study and make recommendations to the Board with respect to: (i) future strategy for growth of the Company’s business in higher growth markets, (ii) potential M&A transactions in order to improve the Company’s business performance and prospects, and (iii) reductions to the Company’s cost structure (the “SC(R)”).  The SC(R) reports to the Board and is chaired by Dr. Wong, the interim CEO of the Company.  No directors other than Dr. Wong are serving on the SC(R).  This SC(R) will be dissolved when the
Board determines that the objectives of the SC(R) have been completed.

Termination of Credit Line with Wells Fargo

     The Company (together with its subsidiary, Ross Systems, Inc. (“Ross”)) and
Wells Fargo Capital Finance, LLC (“Wells Fargo”) entered into a credit agreement providing the Company with a revolving credit facility (the “Credit Facility”)
in an amount of up to $50.0 million.  On March 14, 2011, the Company and Ross, agreed to voluntarily repay, without penalty, the entire then outstanding principal balance of $15.0 million under the Credit Facility, and such amount was repaid to Wells Fargo on March 16, 2011.

     Following March 16, 2011, although the Credit Facility remained open, neither the Company, Ross, nor any of their respective affiliates were be able to access funds from the Credit Facility.  Since that time through the date hereof, the Company has not needed to borrow, and has not borrowed, money under any loan agreement or credit facility for working capital or other purposes.
After discussions between the Company and Wells Fargo, the Credit Facility has been terminated and the Company expects to execute a termination agreement relating to the Credit Facility in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: November 10, 2011	By:	Wong Chung Kiu
	Name:	Wong Chung Kiu
	Title:	Interim Acting Chief Executive Officer